EXHIBIT 99.1

EDAP Names Francois Dietsch Chief Financial Officer

10-year EDAP Finance Manager to Succeed Eric Soyer

LYON, France, July 14, 2015 (GLOBE NEWSWIRE) -- EDAP TMS SA (Nasdaq:EDAP), the global leader in therapeutic ultrasound, today announced that François Dietsch, currently Group Financial Control Manager and Finance Manager of the Company's French subsidiary, has been promoted to the position of Chief Financial Officer, effective immediately.

"On behalf of the management team and Board of Directors, I would like to congratulate François on being promoted to CFO. In his ten years with the Company he has been integral to the advancement of our finance team and the evolution of our financial reporting capabilities," said Marc Oczachowski, EDAP Chief Executive Officer. "He enters this role with a deep understanding of our business and familiarity with our internal controls and reporting systems, which he helped to design and implement. I am confident that these attributes will ensure a smooth transition and continuity and I look forward to working more closely with him as we continue to expand our global business ventures."

Dietsch joined EDAP in 2005 as Internal Audit and Consolidation Manager, leading the implementation of internal controls for Sarbanes-Oxley Compliance, consolidation of financial statements from the Company's subsidiaries and preparation of financial statements in accordance with U.S. GAAP, including EDAP's Annual Report on Form 20-F.  In 2012, he was promoted to his current position of Group Financial Control Manager and Finance Manager of EDAP's French subsidiary where, in addition to his previous responsibilities, he managed accounting firm relationships at the subsidiary level and was the primary liaison between the Company and its external auditors.  He also managed the Finance department at EDAP France.  Prior to joining EDAP he held finance positions at Valeo, a leading global supplier of components and systems to the automotive industry.  He holds Master's Degrees in Management and Corporate Finance from Paris Dauphine University.

"This internal promotion will assure immediate transition and full continuity of all financial responsibilities at EDAP," added Philippe Chauveau, Chairman of the Board. "As we continue to grow the Company, we are pleased to see talent and leadership emerge from within."

About EDAP TMS SA

EDAP TMS SA markets today Ablatherm® for high-intensity focused ultrasound (HIFU) treatment of localized prostate cancer outside the U.S. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. Ablatherm-HIFU is approved for commercial distribution in Europe and some other countries including Mexico and Canada. EDAP TMS is currently pursuing a Direct De Novo petition in parallel of a PMA for Ablatherm clearance by the U.S. FDA. The Company also markets an innovative robot-assisted HIFU device, the Focal One®, dedicated to focal therapy of prostate cancer. Focal One® is CE marked but is not FDA approved. The Company also develops its HIFU technology for the potential treatment of certain other types of tumors. EDAP TMS SA also produces and distributes medical equipment (the Sonolith® lithotripters' range) for the treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL) in most countries including Canada and the U.S. For more information on the Company, please visit http://www.edap-tms.com, and http://www.hifu-planet.com.

Forward-Looking Statements

In addition to historical information, this press release may contain forward-looking statements. Such statements are based on management's current expectations and are subject to a number of risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others the uncertainties of the U.S. FDA clearance process, the clinical status and market acceptance of our HIFU devices and the continued market potential for our lithotripsy device. Factors that may cause such a difference also may include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission and in particular, in the sections "Cautionary Statement on Forward-Looking Information" and "Risk Factors" in the Company's Annual Report on Form 20-F. Ablatherm-HIFU treatment is in clinical trials, but not FDA-cleared or marketed in the United States.

CONTACT: Blandine Confort
         Investor Relations / Legal Affairs
         EDAP TMS SA
         +33 4 72 15 31 72
         bconfort@edap-tms.com

         Investors:
         Lee Roth
         The Ruth Group
         646-536-7012
         lroth@theruthgroup.com